Exhibit 12

ERP OPERATING LIMITED PARTNERSHIP

Computation of Ratio of Earnings to Combined Fixed Charges

	12/31/04	12/31/03	12/31/02	12/31/01	12/31/00

Income from continuing operations	$187,111	$213,061	$235,512	$293,244	$260,647

Interest expense incurred, net	342,591	322,903	327,662	336,632	348,031
Amortization of deferred financing costs	6,723	5,612	5,502	4,807	4,849

Earnings before combined fixed charges and preferred distributions	536,425	541,576	568,676	634,683	613,527

Preference Unit distributions	(53,746)	(76,435)	(76,615)	(87,504)	(100,855)
Premium on redemption of Preference Units	—	(20,237)	—	(5,324)	—
Preference Interest distributions	(19,420)	(20,211)	(20,211)	(18,263)	(10,650)
Junior Preference Unit distributions	(70)	(325)	(325)	(352)	(436)
Premium on redemption of Preference Interests	(1,117)	—	—	—	—

Earnings before combined fixed charges	$462,072	$424,368	$471,525	$523,240	$501,586

Interest expense incurred, net	$342,591	$322,903	$327,662	$336,632	$348,031
Amortization of deferred financing costs	6,723	5,612	5,502	4,807	4,849
Interest capitalized for real estate and unconsolidated entities under development	13,969	20,647	27,167	28,174	17,650

Total combined fixed charges	363,283	349,162	360,331	369,613	370,530

Preference Unit distributions	53,746	76,435	76,615	87,504	100,855
Premium on redemption of Preference Units	—	20,237	—	5,324	—
Preference Interest distributions	19,420	20,211	20,211	18,263	10,650
Junior Preference Unit distributions	70	325	325	352	436
Premium on redemption of Preference Interests	1,117	—	—	—	—

Total combined fixed charges and preferred distributions	$437,636	$466,370	$457,482	$481,056	$482,471

Ratio of earnings before combined fixed charges to total combined fixed charges	1.27	1.22	1.31	1.42	1.35

Ratio of earnings before combined fixed charges and preferred distributions to total combined fixed charges and preferred distributions	1.23	1.16	1.24	1.32	1.27